PROSPECTUS SUPPLEMENT NO. 6	This filing is made pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED APRIL 10, 2009)	under the Securities Act of 1933
in connection with Registration No. 333-150232

Common Stock

This Prospectus Supplement No. 6 supplements and amends the prospectus dated April 10, 2009, as supplemented to date, which we refer to as the Prospectus. The Prospectus relates to the resale by certain selling stockholders of up to 3,540,170 shares of our common stock.

We are filing this Prospectus Supplement No. 6 to reflect a draw down by us pursuant to the common stock purchase agreement by and between us and Kingsbridge dated as of March 25, 2008. The last three sentences of footnote (2) to the table appearing under the caption “Selling Stockholder” on page 8 of the Prospectus are hereby replaced with the following:

“Since April 10, 2009, we have made the following draw downs pursuant to the common stock purchase agreement:

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On October 22, 2009, we delivered notice to Kingsbridge to effect a draw down. In connection with this draw down, we issued an aggregate of 102,149 shares of our common stock to Kingsbridge at an aggregate purchase price of $250,000. The settlement date for this drawdown was October 29, 2009.

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On January 11, 2010, we delivered notice to Kingsbridge to effect a draw down. In connection with this draw down, we issued an aggregate of 229,031 shares of our common stock to Kingsbridge at an aggregate purchase price of $625,000. The settlement dates for this drawdown were January 19, 2010 and January 25, 2010.”

The price at which Kingsbridge purchased these shares from us was established under the common stock purchase agreement by reference to volume weighted average prices of our common stock on the NASDAQ Capital Market for the period beginning October 23, 2009 and ending October 28, 2009, and beginning January 12, 2010 and ending January 22, 2010, respectively, net of a discount of 10% per share.

This Prospectus Supplement No. 6 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus. All references in the Prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended)”.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “CORT”. On January 28, 2010, the closing price of our common stock was $2.73.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of the accompanying Prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus to which this prospectus supplement relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2010.